Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges	Year Ended December 31,
	2008	2007	2006	2005	2004
Fixed Charges :
Interest expense, capitalized leases and amortization of debt discount and expense	$17,721	$16,135	$14,453	$19,463	$19,723

Estimate of interest within rental expense	19,207	16,033	16,733	15,834	13,122

Total Fixed Charges	$36,928	$32,168	$31,186	$35,297	$32,845

Earnings :
Consolidated net income	$65,788	$(7,328)	$(50,348)	$(14,616)	$(49,437)
Addback:
Minority interest	$—	$2,459	$2,294	$1,714	$333
Loss from discontinued operations	814	13,611	90,398	35,947	37,933
Consolidated provision for income taxes	870	—	—	—	—
Fixed charges less interest capitalized	36,928	32,168	31,186	35,297	32,845

Subtotal Earnings	$104,400	$40,910	$73,530	$58,342	$21,674

Less : Undistributed earning of less-than-50% owned affiliates	—	119	5,772	285	—

Total Earnings	$104,400	$40,791	$67,758	$58,057	$21,674

Ratio of Earnings to Fixed Charges	2.8x	1.3x	2.2x	1.6x	— (1)

(1)	For the year ended December 31, 2004 we had an earnings-to-fixed charges coverage deficiency of approximately $11.2 million.